Exhibit 99.1

VIAVID
communications simplified.

Odyssey Marine Exploration, Inc.

Fourth Quarter Results Ended December 31st, 2014

March 16, 2015

C O R P O R A T E   P A R T I C I P A N T S

Mark Gordon, President and Chief Executive Officer

Philip Devine, Chief Financial Officer

P R E S E N T A T I O N

Operator:

Good morning and thank you for joining us today to discuss Odyssey Marine Exploration Fourth Quarter Results ended December 31st, 2014. My name is Jennifer. I will be your conference Operator this morning. During the call, all participants will be in a listen-only mode. With us today are Mark Gordon, Odyssey’s Chief Executive Officer and President, as well as Philip Devine, the Company’s Chief Financial Officer. Following the remarks, we will answer questions submitted via the webcast player or emails to ir@odysseymarine.com. Then, before we conclude today’s program, I’ll provide the necessary precautions regarding forward-looking statements made by Management during this call, as well as a special note to US Investors regarding the disclosure of mineral deposits as referenced in the SEC’s Industry Guide 7.

We would like to remind everyone that this call is available for replay through April 16th, 2015 starting later this morning. A webcast replay will also be available via the link provided in Company’s earning release, as well as available on Odyssey’s website at www.odysseymarine.com. During this call you can also send written questions via the webcast system or by email to ir@odysseymarine.come. The Company may not have time to answer everyone’s submitted questions, but if you submit questions via the webcast system or email, the Company will respond to all remaining questions via email after the call.

Now, I’d like to turn the call over to CEO, Mark Gordon. Please go ahead, sir.

Mark Gordon:

Well, thank you, Operator. Good morning, everyone for joining us and I’m excited to be here with you all this morning. If you haven’t already submitted questions, you’ll have the opportunity to do so throughout today’s call via the web interface just described by the Operator at the outset of this call or you can send email to ir@odysseymarine.com.

We can’t comment on the new strategic financing agreement beyond what was previously disclosed, so any questions on that subject must be submitted in writing and my answers will be limited in scope to the information contained in our press release and the Form 8-K that we filed with the SEC.

I’d like to talk to you today not only about the results of 2014, but also to discuss the future of Odyssey Marine Exploration. I’ve never been more excited about the potential of this Company and I’m also so proud of the Odyssey Team that has brought us to this point, which includes our former CEO and now Chairman, Greg Stemm.

ViaVid has made considerable efforts to provide an accurate transcription, there may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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To start with, let’s spend a few minutes on where we’ve been. There’s no question that we’ve been very successful on the research and operational side of our business. We’ve found more shipwrecks than any other entity in history and recovered more valuable goods from shipwrecks than all previous recorded shipwreck recovery operations.

In 2014 we continued this record by recovering more than 15,500 gold and silver coins, 45 gold bars, and hundreds of other gold nuggets, pieces of jewelry, and gold dust worth tens of millions from the SS Central America shipwreck 7,200 feet deep. We also completed extensive surveys of the site, including a high resolution visual site survey that covered 161,000 square meters.

We’ve set world records for the deepest and heaviest valuable shipwreck cargo recovery, over a hundred tons of silver from nearly three miles deep. We have pioneered deep ocean remote archaeology techniques and have become the world’s most experienced and capable deep ocean archaeological organization, and then we applied that expertise and equipment to the field of subsea mineral exploration. Since we began exploring for mineral deposits we’ve identified and assessed multiple sea bed mineral resources and identified, secured, and quantified a highly valuable and strategic sea bed deposit.

We’ve been evolving the business for some time, from historic shipwrecks to modern commodity wrecks and now mineral exploration, but we haven’t had sufficient capital to fully capitalize on our large portfolio of offshore projects and now, with the funding agreement we disclosed on Friday, we expect to have the means to harvest the offshore opportunities we’ve been developing and preparing for. I’ll talk to you a little more about what this funding agreement means to the Company and how we plan to enhance shareholder value, but first, let me turn this call over to our CFO, Philip Devine, to give you an overview of the Form 10-K that was just filed. Philip?

Philip Devine:

Thank you, Mark. This morning I will cover some of the highlights from 2014, but I encourage everyone listening to this call to read our SEC Form 10-K which was filed earlier this morning. I will not be covering the recent financing transaction announced on March 13 except to say that it had no impact on our 2014 financial statements and that it was signed after the completion of the audit of our 2014 financial statements. So now, let us get into the 2014 figures.

Although we recovered tens of millions of dollars worth of gold from the SS Central America shipwreck in 2014, we did not recognize any revenue from this shipwreck in 2014 since the cargo has not been monetized yet and the value cannot be measured with exactitude today. This explains the decrease in total revenues in 2014 as compared to 2013, when we recovered and monetized the Gairsoppa shipwreck cargo. We expect to monetize the SS Central America shipwreck cargo in 2015 and the associated revenue would be recognized in 2015.

For the full-year our marketing, general, and administrative expenses decreased by over 30% or by $4.4 million in 2014 as compared to 2013 due to a $2.1 million decrease in compensation expenses in 2014 and to the fact that in 2013 we had certain one-time expenses such as the $1.1 million of legal costs. Part of the compensation expense decrease in 2014 came from the fact that no bonuses were awarded to Management in 2014.

For the fourth quarter of 2014 our marketing, general, and administrative expenses decreased by over 50% or by $2.2 million as compared to the fourth quarter of 2013 for the same reasons that these expenses decreased for the full-year.

For the full-year our operations and research expenses decreased by over 25% or by $6.5 million in 2014 as compared to 2013 due primarily to the termination in 2014 of the charter of the Dorado Discovery vessel and to the use of our own vessel for shipwreck recovery in 2014, as compared to the use of a chartered recovery vessel in 2013.

ViaVid has made considerable efforts to provide an accurate transcription, there may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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For the fourth quarter of 2014 our operations and research expenses decreased by over 30% or by $2.1 million as compared to the fourth quarter of 2013 due primarily to the termination in the third quarter of 2014 of the charter of the Dorado Discovery vessel.

Depreciation and amortization expenses were $3.6 million higher in 2014 due primarily to a one-time $3 million accelerated depreciation charge on the equipment that is on the Dorado Discovery vessel.

Our total operating expenses for the full-year decreased by 28% or by over $11 million thanks to increased financial discipline and to the use of our own vessel for operations in 2014. However, our net loss increased by $15.7 million as a result of not recognizing any revenue from shipwreck cargo recoveries in 2014.

For the fourth quarter of 2014 our total operating expenses decreased by over 40% or by $4.6 million as compared to the fourth quarter of 2013 due primarily to the fact that we had no expense in the 2014 quarter for chartered vessels.

Now, turning to certain balance sheet line items; our accounts receivable balance increased by $6.3 million as a result of our SS Central America project expenses that were invoiced to our client RLP, who has not yet monetized the recovered cargo. We do not show a receivable on our balance sheet for our 45% interest in the eventual proceeds from the monetization of the SS Central America cargo, which we expect to occur in 2015.

Our inventory balance consists primarily of silver coins that are carried on our books at a value per coin significantly below the market prices for such coins. Again, none of the cargo recovered in 2014 from the SS Central America shipwreck is shown as part of our inventory on our balance sheet at year-end.

Our total interest bearing financial debt balance has remained unchanged at year-end 2013 and 2014. Throughout 2014 we’ve paid off in full the $10 million bank loan associated with the Gairsoppa project, we’ve paid off in full the remaining balance of the $18 million convertible debt obligation issued in 2011 and 2012, and we paid down part of the bank term loan. Throughout 2014 we took on new debt in the form of a bank loan on which we used $7.7 million of the $10 credit facility and we took on a new two year loan of $10 million with a marketing partner.

Finally, since we are majority shareholders of the Oceanica subsidiary, the inter-company balances with these entities are eliminated when preparing our consolidated financial statements. Thus, the more than $13 million owed to Odyssey parent company by the Oceanica subsidiaries is not shown in our consolidated balance sheet.

Now, with that, I’ll turn the call back to Mark.

Mark Gordon:

Thank you Philip. Let’s take a look at what’s been going on operationally this past year. Our most visible project in 2014 was the SS Central America off the coast of South Carolina. For the third consecutive year, our team successfully located and recovered tens of millions of dollars worth of shipwreck cargo from the Central America. If you haven’t had a chance to review them, the operational reports that were submitted to the court are available on shipwreck.net. They really give a great overview of the outstanding technical survey and recovery work conducted on the site in 2014. I’d encourage you to look at these.

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Although in 2012 and 2013 we were able to monetize shipwreck cargo in the same year it was recovered, we weren’t able to do so in 2014 because the Receiver for the Recovery Limited Partnership is still awaiting a final court ruling in the SS Central America case; but we are moving closer to monetization of the Central America cargo. In the Virginia Admiralty arrest, there remains only one claim on appeal. The oral argument for this final claim is scheduled for early May. That claim was dismissed at the trial court level and we expect the dismissal to be upheld. Once the appellate court rules, we expect a prompt resolution at the trial court level and award of title to RLP. The trial court there has already granted RLPs motion to be named real party in interest and salvor in possession. Our interest falls under the court approved contract with RLP so once their rights are finalized, we will be able to move towards monetization under the contract.

We also spent some time testing new equipment on the Odyssey Explorer. A new 6,000 meter deep-tow system was acquired for our deep ocean commodity shipwreck and mineral exploration programs. It was installed in late September and we conducted sea trials and tests into mid-November, conducting an additional survey of the SS Central America shipwreck site and also completing a substantial portion of a delineated search area for another shipwreck target.

After transiting back to the UK to prepare for the Victory project, the Odyssey Explorer has been in the shipyard having her required annual surveys and preparing the ship for this season’s work. Generator and other repair issues have kept the Explorer in port longer than expected, but she should be ready to sail, if the weather cooperates, within the next few weeks.

While the recent delay on the Victory project is disappointing, the Maritime Heritage Foundation believes the issues will be quickly resolved so we may begin archaeological recovery of the at risk surface artifacts in accordance with the approved project design. Depending on the timing of the Victory permission, the Odyssey Explorer may undertake work on other projects.

On the mineral side, SEMARNAT held a public hearing on the Don Diego EIA—or what they call MIA in Mexico, the Environmental Impact Assessment, and later asked supplemental questions about the MIA approval—I’m sorry, MIA application. In full compliance with the SEMARNAT process, a response was filed in March 2015. We remain very enthusiastic about this project and the shareholder value that continues to be created as the project continues up the value curve.

Now let’s talk about where we’re going. The strategic financing agreement we announced on Friday has the potential to transform Odyssey and increase shareholder value dramatically, not only by providing the capital necessary to execute our current pipeline of offshore projects, but also by providing strategic support that we believe will be a crucial component of our future success. By not selling our mineral assets outright now at early stage valuations, we are able to participate in the value creation that occurs as these mineral projects advance from early development stage through to production stage. By staying involved in these projects we expect Odyssey will also have the opportunity to capture new revenue streams, initially through offshore exploration contracts targeted at gathering mining feasibility data and ultimately through fees generated from the oversight and mmanagement of extraction operations. If Odyssey were to retain ownership in these projects all the way through mining production, we would also expect to generate cash paid to us in the form of revenue shares or royalties. A partnership with experienced mine operators and processors positions Odyssey to participate in the downstream value of the mined product.

Over the past few years, Odyssey has been quietly amassing a portfolio of potentially highly prospective mineral deposits around the globe. These opportunities cover a variety of different minerals that are in high demand. With the success of our current mineral projects combined with the resources provided by an experienced industry partner, we now have the ability to execute more of these early development stage projects. As a result, Odyssey will now be in a position to create a new series of equity and cash generation opportunities.

ViaVid has made considerable efforts to provide an accurate transcription, there may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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Seafloor mineral deposits is where we believe the most important and promising opportunities for Odyssey lie. We are not abandoning our shipwreck roots. However, we will be more selective in the projects we undertake to lower the risk profile on these projects. We look forward to fulfilling the commitments made to the Maritime Heritage Foundation and the UK Government in regards to the Victory project. Additional shipwreck projects will be subjected to a level of scrutiny which will require that they compare favorably to mineral exploration projects in terms of risk and reward.

First, I think most of you have picked up on this. This is not a passive financial Investor taking down equity that might create an overhang in the market. To the contrary, they intend to and the deal has been structured to allow them to take an active role in operations, and they want to own Odyssey for the long- term as they see our Company as a strategic fit to the future of their mining business. They want to gain and maintain a control position. To further emphasize this point, it is also important to note that they are making their investment in a form of equity that is not free-trading. Once the equity transaction is complete, they will be placing highly qualified industry-experts on Odyssey’s Board of Directors. We expect these Board members will provide Management with invaluable advice and insights. We also fully expect that they will hold us strictly accountable for producing mutually agreed operating results.

Rather than arranging a continued series of short-term financings hoping that in a short period of time we will create a large episodic event that will fund us further into the future, the equity component of this transaction provides financing over the next several years that will allow us to plan and execute a business plan developed jointly with our Investor over a longer period of time. This much longer runway will enable us to lay out business plans that transcend years instead of just months and will allow us to fully capitalize on the portfolio of seafloor mineral and shipwreck opportunities that we have built over many years.

Taking our current projects from exploration stage to a fully permitted seafloor mine will collaterally value the rest of our Mineral Project Portfolio I mentioned earlier. Over the past few years we have been quietly building a portfolio of the best seafloor mineral opportunities around the globe. We have a series of new projects we are ready to launch, but our constrained resources prohibited us from doing so until now. These new projects will enable us to generate revenues, cash flow, and equity value in a fashion similar to the equity value and the $27.5 million in cash already generated from Oceanica to date.

We also anticipate developing new lines of revenue production. Exploration work related to minerals on existing and new projects will provide new and ongoing revenue streams. Our current projects alone will be a source of revenue as they will require additional exploration and test mining work to be performed inside this calendar year. We are additionally actively considering entering other areas of revenue producing offshore contract services that could generate significant additional revenue streams.

In our November conference call, we promised an increased focus on financial discipline, reducing operating costs and to more closely match our investments to nearer term returns. Once the equity component of this transaction occurs, the Investor will have representatives on the Odyssey Board of Directors who will help ensure this focus by actively contributing their management experience. I also fully expect that they will hold us accountable if we are not producing significant results.

Now let’s take a look at the details of the deal our management team has spent many months now working on and please remember all pricing described here is based on pre-split numbers. All prices and share numbers will be adjusted to reflect post-split numbers if this transaction is approved by shareholders. There are three basic elements of the agreement: an initial loan of up to $14.75 million; the second component, upon required approvals, a commitment to purchase just over $101 million of Series AA-1 Convertible Preferred Stock at $1.00 per share; the third and final component is an option to purchase $43 million of Series AA-2 Convertible Preferred Stock at $.50 per share. These options are designed to compensate this active Investor for the value that they will actively create for all shareholders.

The completion of the stock purchase agreement is subject to approval of Odyssey stockholders and other customary conditions. Now let’s look at each element in more detail.

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The loan is intended to provide funding to Odyssey until shareholders can vote on the agreement and carries an interest rate of 8% per year. It is secured by Odyssey’s interest in Oceanica and it matures September 30th if Odyssey shareholders do not approve the agreement or, under certain other circumstances, on March 31st, 2016. However, any outstanding amounts are intended to be repaid from the Investor’s first purchase of the AA-1 shares if Odyssey shareholders approve the agreement.

The Investor has also received a call option to purchase Odyssey’s interest in Oceanica for $40 million, which will when the equity closing occurs as long as the conditions to the continuing equity financing are satisfied—I’m sorry . . that expires once the equity closing occurs as long as the conditions to the continuing equity financing are satisfied.

After stockholder and other required approvals, the Investor will purchase $35 million of Series AA-1 Convertible Preferred stock priced at $1.00 per share. As mentioned earlier, the outstanding loan balance will be paid from this initial purchase. At this time, the call option on Odyssey’s Oceanica shares will be surrendered. The price for these AA-1 shares represent a 59% premium to the closing price of Odyssey Marine common stock on Wednesday, March 11th, 2015.

The Investor has the right to purchase additional AA-1 Convertible shares at $1.00 until they reach a majority of fully diluted issued and outstanding shares according to this schedule. On March 1, 2016, $21.7 million would come in, on September 1st, 2016 another $21.7 million, on March 1st, 2017 $18.2 million, and on March 1st, 2018, $4.5 million; at which point the Investor will have achieved a control stake in Odyssey Marine. The Investor can accelerate these purchases at any time.

The final component, the AA-2 shares, the Investor has the option to purchase these Convertible Preferred shares to reach up to a 65% stake in Odyssey at a price of $0.50 per share. If these options are fully exercised, it would bring the blended price to $0.77 cents per share, a 22% premium to our closing price on March 11th.

It is important to note that these options cannot be exercised until two conditions are satisfied; first the Investor must first fully purchase all stock available to them in the AA-1 tranche and second, our stock must trade above $1.26 for a minimum of 20 consecutive trading days.

The minimum cash investment is over $101 million with a maximum investment of nearly $ 144.5 million.

As I mentioned earlier, your management team spent considerable time exploring all options and we and our Board of Directors believe this agreement is the most beneficial for the Company and our shareholders. As shareholders, you will soon have the opportunity to vote on whether you think we have made the right choice. I am highly confident, having looked at many options over the past few years and especially over the past few months, that this is the best path forward for our Company and one that will permanently strengthen us so that we will stand the test of time.

Proxy information will be sent within the coming weeks with more detail and instructions on voting.

I think I’ve covered the basic information, but I know there are many additional questions and we’re going to get to those now. As I mentioned at the beginning of this call, we can’t comment on the new strategic financing agreement beyond what was previously disclosed, so any questions on that subject may be submitted in writing and my answers will be limited in scope to the information contained in our press release and the Form 8-K that we filed with the SEC. If you haven’t submitted advance questions, you can still do so through the web interface or by sending an e-mail to ir@odyssyemarine.com. If we can’t get to answer all of your questions today, we’ll respond to any remaining questions posed through the web interface via email, so make sure your e-mail address is entered correctly.

With that, I’m going to start off with the questions. We’ve got a number of them coming in. Many people have submitted multiple questions and, due to the time constraints and in order to answer questions from as many people as possible, we may not be able to answer every question submitted on this call. Let me get started.

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The first question is:

Does the loan, the $14.75 million loan fix your liquidity issue until this deal is done?

The answer is:

Yes, it absolutely does. We’re working off an approved budget that includes such things as Victory operations, assuming we get necessary approvals and this amount of money carries well through this deal process.

Question:

When do you anticipate shareholder approval will be received?

Answer:

The answer to that question is that, as I mentioned, a proxy will be sent out shortly and right now we intend to have the votes come in at our Annual Shareholder Meeting currently scheduled for early June. I believe the date is June 9th.

Question:

Are there any restrictions on your ability to deploy this capital?

Answer:

The answer is no. The budget that we’ve submitted and is approved, fully funds our business plan for the coming months and as I mentioned in the last answer, includes at sea operations in all components of our business we would normally be engaged with—in at this time.

Another question here:

Will you continue with your Legacy Shipwreck business?

Answer:

The answer is yes, we look forward to hopefully being engaged shortly once necessary approvals are secured on the HMS Victory project and we do have an interesting basket of 20th Century commodity wrecks that we’re also interested in pursuing later this year. So we’re absolutely still in the shipwreck business.

Question:

Will Odyssey Management maintain management roles in the Company?

Answer:

The answer to that question is; There are no changes anticipated in Management. Discussions we’ve had with the Investors make it clear to me that they recognize the talent and the value of the people at Odyssey in terms of being able to run complex offshore operations and I expect that Odyssey’s Management will be retained and will be working under this plan as we have for many years.

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Question:

Status update on the environmental permit process?

Answer:

That—as I mentioned briefly in my prepared comments SEMARNAT went through the process of running a public consultation, then in November they submitted a series of questions to us that we had to answer and those answers were just provided back about a week or so ago inside the prescribed timeline specified by SEMARNAT and we now await their response. There are ten days remaining—at the time we submitted our answers, there were ten days remaining. In the first review process, SEMARNAT has the ability to request an additional 60 business day review process and we are currently awaiting their response.

Question:

Several questions came in on the call option for Oceanica associated with this transaction and another couple of people asked questions about the NOLs and how they might be used in the future.

Answer: I have to unfortunately say that answering either of these questions would require me to go beyond the information contained in the press release in the 8-K filed with the SEC and so for now we cannot answer those questions.

Question:

Other questions came up from multiple parties on the Mako termination—why we entered into a termination agreement rather than letting those options expire.

Answer: on that the only thing I can say is that it was important for us to maintain our control position in Oceanica and terminating the options was the only way for us to do that.

Gosh, you guys are sending in a pile of questions.

Question:

You have said that Odyssey Marine is in three businesses; sub-sea mineral exploration, commodity shipwreck salvage and historic shipwreck salvage. You have two ships at your disposal to conduct these operations, The Odyssey Explorer and the Dorado Discovery. How will these ships be utilized over the next 24 months? If the timing of their activities is not fully within your control and what are those events and the timing of those events that will determine how these ships will be utilized?

Answer:

The answer to that question is that the ships are going to be deployed against the projects that demonstrate the best return in the near term. That’s the simple answer. It’s what we’ve been saying since I took over as CEO that we were going to be more disciplined about how we made our investments. Deploying ships are the most expensive investment we make every year and so for now they will be deployed against the projects that have the highest return and/or the projects we’re already committed to, which would be the case for the HMS Victory, assuming all approvals are acquired. So I can’t provide more detail than that right now but rest assured we’ll be working at sea and doing it with a mind for generating return for our Investors.

Question

Series of questions here; What happens now with the HMS Victory that the MOD reversed its decision of November?

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Answer:

I sort of addressed this in my prepared talk, but it’s important to note that the Maritime Heritage Foundation remains the owner of this wreck and we remain under contract to the Maritime Heritage Foundation to provide archeological services. We are awaiting the retake of the decision by MOD and our friends at the Maritime Heritage Foundation remain confident that we will have the approvals necessary to proceed with this project in the near term. So we’re standing by and we’re ready, willing, able and excited to actually pursue this project once all those approvals are in place.

Question:

Is OMEX exiting the treasure hunting business?

Answer:

Well, I have to start to answer that question by saying OMEX has never been in the treasure hunting business. We are in the archaeological sensitive shipwreck recovery business for historic shipwrecks and we do plan, as I’ve mentioned several times, to stay in that business, most notably with the HMS Victory project as our most exciting near-term historic shipwreck to work on.

Question:

The Odyssey Explorer does not appear to have moved for months on AIS. Has the crew been furloughed in order to save money?

Answer:

The answer is the Odyssey Explorer, as mentioned earlier in my prepared comments, she’s an old ship and she needed a lot of repairs this year. For the past several months we’ve maintained a full work crew of our team aboard that ship to make sure she is ready to go and we expect to be putting a full team aboard shortly, once we go back out to work when the weather permits and the repairs are completed.

Question:

Will Mark Gordon remain CEO under the new Board controlled by the investor?

Answer:

Well, as far as Mark Gordon knows, he thinks he will. I mentioned earlier there’s no change in Management anticipated and on a more serious note, as I said earlier, in all of our talks with our investor they make it very clear that they value the talent that’s here at Odyssey. This is a very unique business, to say the least and having experienced people operating it seems to be the investor’s preference and, as I mentioned, the investor getting into a control position to be able to make all those decisions could be some time from now. So Mark Gordon thinks he’s still going to be CEO, in response to that question; as long as I do a good enough job to maintain that position.

Question:

When is the next deadline with SEMARNAT?

Answer:

I just addressed that question. We’re waiting to hear back on our submittal.

Question:

Is the $10 million marketing loan from Monaco Financial now in default because of the HMS Victory rescinding of permission?

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Answer:

The answer to that is no. There are no covenants in the Monaco loan that address this issue, so that loan is not in default.

Question:

Are Monaco Financial’s marketing rights granted to it as part of the $10 million loan impaired by the February 3rd court ruling that overturned Ira Kane and reinstated CGMG’s marketing rights to the SS Central America?

Answer:

I’m not sure that that question actually—accurately characterizes what happened in the court ruling. In fact, I know it doesn’t, but again, back to the base question about whether their marketing rights are impaired. There is no guarantee for Monaco that they had any marketing rights to any—to the Central America. They have rights to anything that Odyssey has rights to. At this point in the process, as I mentioned, waiting on court approvals no rights have been conveyed to RLP and therefore no rights are conveyed to us under our contract to RLP until such time as the court makes all of its final decisions.

Question:

Since the subsequent event involves a reverse split, will the annual financial statements be amended to reflect the reduction in number of outstanding shares to reflect the reverse split?

Answer:

My very competent CFO is shaking his head, no. Do you want to explain? Do you want any further color on it?

Philip Devine:

No, in this transaction we have received a loan so far. We will look at the accounting treatment, but that will impact our 2015 financial statements when that occurs later this year.

Mark Gordon:

Question:

Please provide a real timeframe within which Odyssey’s environmental application has to be acted upon.

Answer:

Again, that’s the question—right now we’re in a window that sometime in the next week or so, we would expect to get direction from SEMARNAT as to whether they’ve reached a final conclusion based on the new data that Odyssey submitted in the past week or so or whether they will elect to take an additional review period, which they are entitled to. So, as soon as we know, we’ll be providing further information on that one.

Question:

The question just came in. Is the $1.26 per share mentioned as a pre-condition before or after the reverse split?

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Answer:

The answer is, again, we’re using on today’s calls the pre-split dollars, so that would be adjusted—that threshold would be adjusted and the post-split number would be $7.56, to answer that question.

Question:

Please confirm that while the liquidation preference of the preferred stock is accreting at 8%, the number of shares and dilution is not accreting?

Answer:

That is a correct assumption—question—you answered your own question. You are right.

Question:

Again, another question about SEMARNAT. We—I think we’ve addressed that one several times. Here’s a new question. Will you be returning to the SS Central America this year?

Answer:

The answer to that question is that is not yet determined. It would be dependent on our operating schedule. Our priority commitment this year is to the HMS Victory project, but it is certainly possible if there were time remaining in this year and if we mutually agreed with the Receiver that returning to the site made sense. It’s certainly something that could be on the table, but no decision has been made at this point.

Question:

What was the nature of additional information sought by SEMARNAT and did your answer raise any new obstacles to approval?

Answer:

I think the best way I can characterize that is most of the questions that were asked were essentially either requests for clarification or additional information on topics already presented in the MIA application, so there were no new obstacles and I think our team did a fabulous job responding. I think the response was over a thousand pages, so pretty detailed and scientific additional information on top of the nearly 4,600 pages of documentation already submitted.

Do we have more?

Question:

Why should shareholders consider a $1.00 price a fair value?

Answer:

I guess if you look at the pricing of this deal relative to market and when you consider the fact that even if all options are exercised, this was done at a premium, not a discount to market. I think that’s the only answer I have as to why people may view this as a fair deal. I’ve also mentioned that I believe that this investor will add a tremendous amount of strategic value downstream and I think we’re all—all shareholders will benefit from that value once created.

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Question:

How long do you plan to wait for Victory approval before deploying to different projects?

Answer:

I don’t have a specific answer for that. Certainly we would not want to keep our production capability idle for too long, but I’m not going to answer the question more specifically in terms of time. I think that you’ll see us at work in the second quarter on a project that can produce important results for shareholders.

I think—are we running to the end of these questions? Okay, it looks like most of what we are seeing now are repeats of the same questions, so I think we’re done with answering questions on today’s call. I thank everybody for listening in. I realize that it’s tough that we’re not providing more detailed information at this point, but again, proxy will be out shortly and we will be providing more information as we can. The important thing I think to take away from where we are in this financial transaction is that this is the first step towards something that could become very transformative and I believe will become very transformative for our Company.

One note that was just slipped to me that additional disclosure on fairness will be in the proxy statement. So, someone asked the question earlier about why I think the price is fair and I was answering that kind of off the cuff. It’s important to know that a fairness opinion has been rendered and will be in the proxy.

Philip Devine:

Okay, we’ll be handing it back now to the Operator who will be reading some important messages, so please stay on the line while she covers those points.

Operator:

Before we conclude today’s presentation, I would like to take a moment to read the Company’s Safe Harbor statement that provides important cautions regarding forward-looking statements.

Odyssey Marine Exploration believes the information set forth on this call may include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1993, and Section 21E of the Security Act of 1934.

Certain factors that could cause results to differ materially from those projected in these forward-looking statements are set forth in Risk Factors in Part I, Item 1A of the Company’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the Securities and Exchange Commission on March 16th, 2015. The financial and operating projections, as well as estimates of mining assets, are based solely on the assumptions developed by Odyssey that it believes are reasonable based upon information available to Odyssey as of the date of this release.

All projections and estimates are subject to material uncertainties and should not be viewed as a prediction or an assurance of actual future performance. The validity and accuracy of Odyssey’s projections will depend upon unpredictable future events, many of which are beyond Odyssey’s control and, accordingly, no assurance can be given that Odyssey’s assumptions will prove true or that its projected results will be achieved.

I would like to take a moment to read an important cautionary note to US Investors. The US Securities and Exchange Commission permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this call, such as ore, measured, indicated, and inferred resources, which the SEC guidelines strictly prohibit us from including in our filings with the SEC.

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Inferred material resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. US investors are cautioned not to assume that part or all of the inferred mineral resource exists, or is economically or legally minerable, and urged to consider closely the disclosure in our Form 10-K which may be secured from us or the SEC’s website at at http://www.sec.gov/edgar.shtml.

Odyssey does not undertake to update any forward-looking statements as a result of new information or future events or developments.

I would like to remind everyone that this call will be available for replay through April 16th, 2015 starting in about two hours. Please refer to Odyssey’s fourth quarter financial results press release for telephone and webcast replay instructions. The replay information will also be available via the Company’s website at www.odysseymarine.com.

Thank you for joining us for today’s presentation. This concludes today’s call and you may now disconnect.

ViaVid has made considerable efforts to provide an accurate transcription, there may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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